HENLYS
Group plc

1 Imperial Place
Elstree Way
Borehamwood
Hertfordshire WD6 1JJ
Telephone: 020 8953 9953
Fax: 020 8207 2477

Our Ref: PD/sl/L5245

16 December 2003.

Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Finance,
Judiciary Plaza, 450 Fifth Street NW,
Washington DC 20549,
United States of America.

BY DHL.

Ladies and Gentlemen,

Re: Henlys Group plc (File No.82-5051)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

On behalf of Henlys Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(1) (iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:

1. Director shareholding. Announcement dated 12 August 2003.
2. Holding in Company. Announcement dated 10 September 2003.
3. Director shareholding. Announcement dated 30 September 2003.
4. Holding in Company. Announcement dated 3 October 2003.
5. Preliminary Announcement date. Announcement dated 21 November 2003.
6. Appointment of Directors. Announcement dated 1 December 2003.

dlw 1/5

Continued……….

7. Preliminary Results. Announcement date 10 December 2003.

Very truly yours,

P. Dawes.
Group Company Secretary

Encl.

Full Text Announcement

HENLYS
Group plc

Company	Henlys Group PLC
TIDM	HNL
Headline	Director Shareholding
Released	16:43 12 Aug 2003
Number	6038O

Henlys Group plc has today been advised that a director, Mr Richard E. Maddox, acquired today 1,764 Ordinary Shares of 25 pence each (0.002%) at a price of 69 pence per share. Following this transaction Mr Maddox total share interests amount to 125,553 ordinary shares (0.17%).

END

Company website

Full Text Announcement

Company	Henlys Group PLC
TIDM	HNL
Headline	Holding(s) in Company
Released	16:17 10 Sep 2003
Number	6258P

HENLYS
Group plc

Henlys Group plc has today been advised by J P Morgan Securities Ltd on behalf of J P Morgan Chase and Co. and its subsidiaries of its interest in 7,714,549 (10.13%) ordinary shares in the Company.

END

Company website

Full Text Announcement

Company	Henlys Group PLC
TIDM	HNL
Headline	Director Shareholding
Released	15:29 30 Sep 2003
Number	3630Q

HENLYS
Group plc

Henlys Group plc announces that one of its Directors, Mr B A C Chivers, acquired an interest in 113 Ordinary Shares on 29 September 2003 at a price of 75.96 pence per share. Following this purchase Mr Chivers' total interest in the Company's Ordinary Shares amounts to 81,824 (0.11%).

END

Full Text Announcement

Company	Henlys Group PLC
TIDM	HNL
Headline	Holding in Company
Released	12:12 3 Oct 2003
Number	5107Q

HENLYS
Group plc

Date: 3 October 2003

Contact: Peter Dawes, Group Company Secretary
Henlys Group plc
Telephone: 020 8953 9953

Henlys Group plc

HOLDING IN COMPANY

Henlys Group plc has today been advised that Barclays plc no longer has a notifiable interest in the Ordinary Shares of the Company.

END

Company website

Full Text Announcement

Company	Henlys Group PLC
TIDM	HNL
Headline	Notice of Results
Released	10:06 21 Nov 2003
Number	3392S

HENLYS
Group plc

21 November 2003

HENLYS GROUP PLC

Henlys Group plc are pleased to announce that they will release their Preliminary Results on 10 December 2003.

Contact: Peter Dawes, Group Company Secretary
Henlys Group plc
Tel: 020 8953 9953

END

Company	Henlys Group PLC
TIDM	HNL
Headline	Directorate Change
Released	10:16 1 Dec 2003
Number	6700S

HENLYS
Group plc

-

Date: 1 December 2003

Contacts: Allan Welsh Chief Executive
Henlys Group plc
Telephone: 020 8953 9953

Ginny Pulbrook Director
Citigate Dewe Rogerson
Telephone: 020 7282 2945

Henlys Group plc
Appointment of Directors

-

The Board of Directors of Henlys Group plc is pleased to announce the following Board changes effective today:

Mr C J S Woodwark is appointed a Non-Executive Director, and is nominated Senior Non-Executive Director. Chris Woodwark, is currently Chairman and Chief Executive of Pressac plc, Non-Executive Chairman of Triplex Components Group and a Non-Executive Director of Johnston Group plc. He was formerly Chief Executive of Staveley Industries plc (where he remains a Non-Executive Director following the sale of the Company to Guinness Peat plc) and was also a Director of Vickers plc where he successively held the positions of Chairman of Cosworth, Chairman of Rolls Royce Motor Cars and Chief Operating Officer. Prior to this he was on the Board of Rover Group Holdings plc where he was Managing Director of Land Rover.

Mr G R W Gillespie is appointed Finance Director (designate). Prior to joining Henlys, Bill Gillespie was Group Finance Director and more recently Chief Operating Officer (North America and Europe) of Dynacast International. He previously held Group Finance Director positions with Ibstock Plc and Manganese Bronze Holdings Plc and was European Finance Director of American National Can Corporation. Bill Gillespie will take over the Finance Director role fully on the retirement of Mr B A C Chivers, the current Finance Director, during January 2004.

Mr J D Bust is appointed a Director of the Group in addition to his current role as President and Chief Executive Officer of Blue Bird Corporation, the Group's US subsidiary. Jeff Bust joined Blue Bird in that position in July

2003. He was previously Chairman and Chief Executive Officer of Grove Worldwide LLC, following a period as President of the Cranes Division. Formerly Jeff Bust was VP Operations for Harnischfeger Corporation Inc and President of the Cranes Division of The Manitowoc Company Inc.

Mr R E Maddox has resigned from the Henlys Group Board, and will now focus full-time on his position of VP, Sales and Marketing of Blue Bird Corporation.

There are no details regarding Mr Woodwark, Mr Gillespie or Mr Bust that require disclosure under section 6.F.2(b) to (g) referred to in paragraph 16.4 of The Listing Rules.

Commenting on the appointments, Allan Welsh, Chief Executive of Henlys Group plc said: "We are delighted to welcome the new board members today. They bring with them a wealth of expertise and experience from the international corporate world, which will prove invaluable for Henlys Group going forward".

T A Welsh
Chief Executive

END

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Company	Henlys Group PLC
TIDM	HNL
Headline	Final Results
Released	07:00 10 Dec 2003
Number	0711T

HENLYS
Group plc

Date: 10 December 2003

Contacts: Allan Welsh Chief Executive
Henlys Group plc
Telephone: 020 7638 9571 until 12 p.m.
Thereafter: 020 8953 9953

Chris Barrie
Citigate Dewe Rogerson
Telephone: 020 7638 9571

Henlys Group plc

Preliminary Results for the year ended 30 September 2003

SALIENT POINTS

• **Financials**	**Year ended 30 September 2003**	9 months ended 31 December 2002 Restated
Turnover including Joint Ventures and Associates	**£516.7 m**	£522.8 m
Total Operating Profit before amortisation of goodwill and exceptional items	**£15.2 m**	£34.5 m
Total Exceptional items	**(£16.2 m)**	(£8.2 m)
Pre-Tax Profit before amortisation of goodwill and exceptional items	**£2.0 m**	£23.4 m
Total Operating (Loss)/Profit	**(£23.1 m)**	£10.1 m
Adjusted Earnings per Share before amortisation of goodwill and exceptional items	1.8 p	21.1 p
Dividend per Share	1.0 p	7.65p

- Results affected by Blue Bird North Georgia and continuing weak North American coach market;
- Recovery at North Georgia well advanced under new Blue Bird management team;
- New Blue Bird 'Vision' school bus launched successfully with strong 2004 order book;
- Nova Bus turnaround achieved;
- TransBus delivering cost savings to address competition within the UK and Hong Kong markets;
- New US$325.8m bank facilities in place with existing bank syndicate.

Commenting on the results, Allan Welsh, Chief Executive said:

"As a result of our strengthened operational management team and good progress with North Georgia, the Board is

confident that we can achieve a turnaround in trading performance commencing in the 2003/4 financial year."

Joint Statement from the Chairman and Chief Executive:

This Report and Financial Statements cover the 12-month period ended 30 September 2003, following the change in 2002 of our accounting reference date from 31 December to 30 September. As referred to in the Financial Director's Review, the contribution from TransBus International included in the Financial Statements covers the 12-month period to June 2003 as a result of different financial years now adopted by the Group and The Mayflower Corporation plc, the majority owner of this associate company.

Overview:

This year has been a very difficult one for the Group. In North America our main markets remained subdued as a result of pressure on US Federal and State expenditure budgets and the negative effect of continuing terrorism alerts, the Iraq War and the SARS virus on levels of both business and tourist travel. In addition the Blue Bird results were adversely affected by major but temporary manufacturing problems at its school bus body and assembly plant in North Georgia. In the UK, TransBus maintained its market leading position but faced increased competition from Continental European bus and coach manufacturers.

Results:

Total turnover for the 12 months ended 30 September 2003 was £516.7m (9 months to 30 September 2002 £522.8m). This includes £96.4m relating to our share of TransBus (9 months to 30 September 2002 £44.2m). In overall terms, sales of commercial bus and coach products were lower, due to the planned model changeover in Blue Bird and the continuing downturn in the North American market for touring coaches. School bus sales were significantly down, primarily due to output constraints at the North Georgia plant in the second half, but motorhome sales held up well.

Operating profit for the 12-months, before exceptional costs and amortisation of goodwill, was £15.2m compared with £34.5m (restated) in the 9 months to 30 September 2002. Pre-tax profit, before exceptional costs and goodwill amortisation, was £2.0m against £23.4m (restated) for the previous 9 month period. There was a net exceptional charge of £16.2m (9 months to 30 September 2002 £8.2m) for the 12 months, mainly relating to one-off costs of quality rectification and production inefficiencies at North Georgia but also including severance costs for people released at Blue Bird and TransBus as part of cost reduction programmes. The loss after taxation for the year was £35.0m (9 months to September 2002, loss of £5.6m - restated).

The weakness of the US dollar had an important impact on the year's reported results. Profit was reduced by £0.8m as a result of lower earnings from Prévost on its sales to the USA, net of savings in the Group's US dollar denominated interest costs. This was offset by the benefit of £1.6m due to a change of accounting policy relating to foreign exchange translation, as more fully described in the Finance Director's Review. The prior year's results have been restated for this policy change.

Despite State budget restrictions school bus demand in the USA and Canada stabilised in this period following two years of decline. It is therefore particularly disappointing that production problems at the Blue Bird North Georgia facility prevented the Group taking full advantage of this and overshadowed a number of other rationalisation and development projects that the Company completed successfully. Following extensive management changes at Blue Bird, the North Georgia issues are now being resolved and the company is well equipped for the next phase of

manufacturing improvement which will greatly improve our competitive position.

One highly successful element of Blue Bird's school bus activity in this period was the design and launch of its own chassis for the largest volume segment of this market. The Blue Bird Type-C chassis, and the brand new school bus based on that chassis, were successfully launched during 2003 and have been very well received in the marketplace. The other new products mentioned in last year's report, designed to give Blue Bird strong growth in the commercial bus, coach and motorhome markets, are also well advanced. Some models have now been launched and, despite having to address some of the early engineering issues which often occur on the introduction of an ambitious new product range, customer reaction is very positive and the order book is now growing.

Prévost Car Inc faced another challenging year, as the market for its luxury touring coaches showed further deterioration. The Canadian market, where Prévost is strong as the main domestic producer, was the worst affected by the SARS outbreak, receiving high profile attention when the WHO for a short period advised against travel to Toronto. In contrast Prévost's other activity, the supply of custom-built coach shells for conversion into luxury motorhomes, has seen stable volumes and currently offers good growth prospects as other applications are developed for the shell structures – one of the best prospects is conversion of shells into mobile command vehicles for the recently established US Department of Homeland Security. In response to the lower coach volumes Prévost has continued to reduce fixed costs and use less working capital.

Nova Bus successfully completed its exit from the "Buy America" market, and improved its financial performance despite the lower volumes available from this strategy. Steady progress was made in improving labour efficiency on the long-term order for Quebec Province which now provides the main production load for this plant, and the sales function was re-organised to pursue business with other Canadian provinces. Negotiations on the renewal of a labour contract for shop-floor employees broke down in late June resulting in management declaring a lockout which continued to the end of the financial year. Management and staff were able to complete and deliver all critical orders over this period, so customer image remains positive and the dispute is now resolved.

The main focus of TransBus this year shifted to cost reduction. Substantial labour cost savings were achieved, as well as increased flexibility to balance capacity across different TransBus sites producing similar vehicles. Another initiative to protect its leading market share is the launch of new vehicles targeted at key market segments. The Profile launched in October 2002 has been central to the achievement of a further 20% growth in coach sales this year and the Enviro 200 midibus, with improved passenger capacity and the option of an environmentally-friendly diesel/electric "hybrid" drive, should sustain the leading position of TransBus in this vehicle category.

Re-financing

Following recent announcements of discussions with our lenders regarding the re-financing of our banking facilities, the Board has agreed new facilities of US$325.8m with its existing bank syndicate.

Scheduled amortisation payments totalling $40m will be made by the end of September 2005. By 31 December 2005 a further $135m of these facilities are to be refinanced. Following this repayment, the balance is repayable before the end of December 2008. The new facilities, which are on a secured basis, are conditional on the Group meeting financial covenants which have been set in relation to expectations of future trading performance throughout the period of these arrangements. Pricing on the new facilities will be higher, in line with market terms and recent trading

performance.

Dividend

In light of the disappointing trading performance in the last 6-months of the period the Board has decided not to recommend a final dividend for the year ended 30 September 2003. The total dividend for the year will therefore be the 1p paid as an interim dividend on 12 August 2003.

Despite the belief that this decision is appropriate in the present circumstances, the Board reaffirms its intention of reverting to dividend payments at an appropriate level as soon as there is evidence of a sustainable recovery in the Group's financial performance.

Board

Robert Wood (Chairman) and Neil Beresford (Executive Director) retired on 30 April 2003 and we thank them for their contribution to the company. Mike Ost became Non-Executive Chairman from 1 May 2003.

Although the appointments fall outside the financial year covered by the Report we are delighted to announce the following Board changes effective from 1 December 2003:

- Chris Woodwark joins the Group as Senior Non-Executive Director.
- Bill Gillespie joins as Finance Director Designate.
- Jeff Bust is appointed to the Board and retains his current position as President & CEO of Blue Bird Corporation. Jeff replaces Richard Maddox, who leaves the Group Board to focus full time on his position as VP Sales & Marketing for Blue Bird.

Further information, including the previous careers of our new board members, can be found in the press release covering these appointments (see www.henlys.com)

Employees

We would like to thank employees throughout the Group for all their efforts during another challenging year.

Outlook

Operational management has been strengthened substantially during the year, and the new team in Blue Bird is making good progress in dealing with the North Georgia challenges and reducing the overall cost base in line with the more competitive market conditions. In addition, the remainder of Blue Bird's new motorhome, commercial bus and coach models will be launched within the next 12 months. As a result of these moves, combined with recent more positive signs of US economic recovery and generally improving travel statistics, the Board is confident that a turnaround in trading performance can be achieved commencing in the 2003/4 financial year.

M S Ost

(Chairman)

<u>T A Welsh</u>
(Chief Executive)

Review of Operations

Group operating profit, before exceptional costs and amortisation of goodwill, was £15.2m in the 12 months to 30 September 2003 compared with a restated £34.5m for the 9 months ended 30 September 2002. The loss for the year after taxation was £35.0m (9 months to 30 September 2002, loss of £5.6m – restated).

Our key markets in North America were again generally weaker in 2002/3. With the continuing high profile given to the threat of terrorism, the build up to the Iraq War early in our financial year and the effect of the SARS outbreak in mid-year, we had to deal with the combined effects of lower travel activity and a more cautious business approach from our major customers. Several customers cut back their investment in new buses and coaches, some being forced down this path by tighter Federal and/or State transportation budgets.

The challenge was heightened by higher fuel prices before and during the Iraq War and increased insurance rates for our customers as industry rates maintained the rising trend triggered by the events of September 11 2001. Some of these factors also affected Europe, and in particular TransBus felt the effect of the Iraq War and SARS as UK bus and coach operators saw a considerable drop in inward business and tourist travel to the UK and less demand for coach tours within the UK and to continental Europe. The market worst affected by SARS was Hong Kong, which is TransBus's largest market after the UK.

However, against this background there have also been some encouraging signs. Firstly, motorhome sales held up well as more Americans chose to holiday within the USA, and this market is expected to maintain steady growth over the next few years with the substantial increase in numbers of people in the 50-65 age range which is critical for purchases of these vehicles. Also, school bus demand levelled off this year after a 20% decline in the previous two year period. Finally, bid activity has been increasing significantly in some markets as confidence in economic recovery grows and tax revenues edge higher.

Blue Bird

Blue Bird sales for the 12 months to end September 2003 were £313.8m against a 9 month figure to end September 2002 of £358.1m. In the same comparative periods operating profit, before exceptional costs and amortisation of goodwill was £2.0m in 2003 against £27.0m in 2002.

This was a year of major model changes at Blue Bird. In school bus the new Vision Type-C vehicle was launched, based on Blue Bird's first in-house chassis for this main market segment, to replace vehicles previously built on a GM chassis which is no longer available. The Vision has been very well received by customers, and the production launch of the new chassis and the complete school bus were implemented on time and without problems.

Unfortunately this success was overshadowed by challenges at Blue Bird's school bus body and assembly plant in North Georgia. As mentioned in last year's report this plant, in Lafayette close to the northern border of Georgia state, was nominated to absorb the major proportion of manufacturing activity from another Blue Bird school bus plant in Iowa which was closed in the 4th quarter of 2002 as part of a cost reduction programme. As new people were recruited to produce the higher volumes and broader product range planned for North Georgia, skill dilution and lack of satisfactory process controls led to major inefficiencies and quality defects. Blue Bird suffered reduced overhead

recovery and incurred higher labour costs as substantial re-work was required on a high proportion of the vehicles produced in this period to meet the required quality standards. The exceptional costs related to the North Georgia issue were £17.3m.

In response to this situation we accelerated the strengthening of Blue Bird management which was already underway. Following widespread changes at both North Georgia and the corporate level the operational focus and capability of the management is substantially improved. As well as bringing North Georgia production under control, two projects have now been approved for the second phase of the recovery plan. In 2004 we will re-organise the three existing school bus sites into focused factories each limited to a well-defined and more limited product range. At low capital cost and low risk we are creating a modern, streamlined, robust manufacturing process for each of the main school bus models. This work will use many of the low cost, high quality, minimum working capital concepts which proved successful this year in Blue Bird's new Type C chassis line.
Blue Bird's plans for strong growth in non-school bus products remain on track. 2003 saw the phase-out of several old models, and the launch of the first new-generation vehicles in the motorhome, commercial bus and coach ranges. Motorhome volumes were slightly up in the year as the first new vehicle introduced, the M380 (38 ft motorhome), was available for the full year. The commercial bus range (Ultra LF and Ultra LMB) became available progressively through the year, and a number of customers are assessing demonstration vehicles. The Express 4000 (40 ft version) is the first of the new coach range to reach the market, the launch customer being the US Government who have ordered the Blue Bird Express for their prison and immigration services.

The market reaction to all of these vehicles is very positive. With the design and engineering work now virtually complete, the full model range will be introduced within the next year and this will be the platform for strong sales and profit growth for Blue Bird outside the school bus arena for the first time.

Prévost

The Henlys share of turnover in Prévost Car for the 12 months to 30 September 2003 was £73.5m compared with £60.1m in the 9 months to end September 2002. Our share of operating profit was £4.8m against £4.2m in the 9 months to September 2002.

In this period sales of coach shells, which Prévost supplies to specialist "converters" who install the interior fixtures and fittings to complete the vehicle as a luxury motorhome, were in line with the previous year. However Prévost continues to be affected by the depressed coach market and sales in this product line were well down year on year. Coach purchases by independent operators in the USA and Canada are now less than half the peak level attained in 1999, giving some expectation that there should be a significant rebound when economic recovery is evident.

In these market conditions Prévost continues to pursue cost reduction initiatives. This year there was a significant cut in after market overheads from rationalising the Parts and Service facilities in Canada and the USA, and for four months the Company took advantage of a Canadian Government subsidised "time sharing" scheme to retain skilled employees but work reduced hours. At the same time our primary marketing activity has been aimed at achieving growth by developing some of the emerging applications for coach shell conversion like mobile command centres, customer hospitality and product demonstration vehicles.

Nova Bus

The planned turnaround in Nova Bus has been achieved by withdrawing from the unprofitable "Buy America"

strategy to focus on a broader Canadian customer base. Henlys' share of turnover was £30.9m in the year to 30 September 2003 compared with £22.8m in the 9 months to September 2002. Nova Bus has now been trading profitably for 18 months, and operating profit in the 12 months to September 2003 was £2.4m against a loss of £0.1m for the previous 9 month period.

The last quarter of the financial year was disrupted by an industrial dispute. A new trade union won the right to represent Nova's shop-floor employees earlier in the year, then in late June negotiations regarding renewal of the three year employment contract broke down. The dispute lasted until October, but the situation is now satisfactorily resolved.

Notwithstanding this dispute Nova has had a successful year, with the continuing efforts on lean manufacturing taking over 20% of the labour hours out of the standard Nova bus production time and an R&D subsidy of £3.5m being secured from the Quebec Government to fund joint development work with ATUQ (the Quebec Urban Transport Association) to achieve design and performance improvements needed to secure future business with this large customer.

TransBus

The Group's share of TransBus sales in the year to end September 2003 was £96.4m, compared with the 9 month figure of £44.2m to 30 September 2002. On the same basis our share of operating profit was £9.0m in 2003 against £5.1m for the 9 months of 2002. This comparison is complicated by the fact that, due to the Group's transition to the new fiscal year ending 30 September, only 6 months' turnover and profit from TransBus was included in the Group's 9 month results to 30 September 2002.

In this period TransBus recorded slightly lower sales for London, following their heavy investment in bus fleet renewal in the run-up to the introduction of the congestion charge, and there was increased competition from continental European suppliers. TransBus reacted well to the tougher conditions, with significant cost reductions achieved including redundancy programmes at the Guildford chassis plant and the Wigan double deck bus factory. This action, along with growing sales of a number of recently launched new vehicles, enabled TransBus to maintain its leading position in the UK market.

T A Welsh

Finance Director's Review

Trading Results

The adjusted profit before taxation for the period is summarised as follows:-

	12 months to 30 Sept 2003 £m	9 months to 30 Sept 2002 Restated £m
Adjusted profit before taxation	**2.0**	23.4
Less:		
Amortisation of goodwill	**(20.2)**	(16.2)
Exceptional costs(a)	**(16.2)**	(8.2)
Loss on Ordinary Activities Before Taxation	**(34.4)**	(1.0)

			£m
(a)	Exceptional costs in 2003 comprise:		
	(i)	Cost of production difficulties and quality problems at Blue Bird's plant in Lafayette, North Georgia, following transfer of product lines from other plants	(17.3)
	(ii)	Release of over-provision for closure costs of Blue Bird's Iowa plant	2.4
	(iii)	Cost of closure of the research & development site in the UK and other redundancies	(1.3)
	(iv)	Henlys share of further closure costs of Nova RTS plant in Roswell, New Mexico	(0.8)
	(v)	Henlys share of TransBus exceptional costs	0.8
			(16.2)

Comparative Figures

Following the Group's change in accounting reference date in 2002, these are the first full 12 months accounts to the new accounting date of 30 September. The comparative figures in these statements are for the 9 months to 30 September 2002.

Change of Accounting Policy

As mentioned in the Chairman and Chief Executive's report there has been a change of accounting policy in 2003 relating to foreign exchange translation, which has increased operating profit by £1.58m (2002 - £2.98m). This change is to treat the loan between Henlys Group plc and Blue Bird as financing working capital which more

appropriately reflects its current and expected use. Previously it was treated as borrowings used to finance the company's investment in Blue Bird. The prior period's results have been restated for this change and it is intended in future to minimise the effect of exchange rate movements by matching currency exposures and by hedging.

Earnings per Share

There is a difference between the basic and adjusted earnings per share which arises mainly because of the amortisation of goodwill and exceptional costs. The Notes to this announcement set out the detailed calculations of the earnings per share on a normal and adjusted basis for both basic and diluted earnings.

TransBus International Limited

This associated company is 30% owned by Henlys Group plc with the remaining 70% owned by The Mayflower Corporation plc. Following the change in accounting reference date of Henlys Group plc, the accounting periods of the Group are no longer co-terminus with those of Mayflower. Henlys includes its share of the results of TransBus only when the Mayflower results, which include TransBus, have been published; accordingly these financial statements include Henlys' share of the results of TransBus for the twelve months to 30 June 2003.

In accordance with the terms of the Shareholder Agreement on the formation of TransBus Henlys share of the profits of TransBus increased from 25% to 30% with effect from 1 January 2003.

Borrowings

As at 30 September 2003, net debt amounted to £284.7m compared to £255.0m at 30 September 2002. Net debt includes £144.5m (2002 £152.6m) in respect of a US$240m convertible loan which is repayable in October 2009.

Following recent announcements of discussions with our lenders regarding the re-financing of our banking facilities, the Board has agreed new facilities of US$325.8m with its existing bank syndicate.

Scheduled amortisation payments totalling $40m will be made by the end of September 2005. By 31 December 2005 a further $135m of these facilities are to be refinanced. Following this repayment, the balance is repayable before the end of December 2008. The new facilities, which are on a secured basis, are conditional on the Group meeting financial covenants which have been set in relation to expectations of future trading performance throughout the period of these arrangements. Pricing on the new facilities will be higher, in line with market terms and recent trading performance.

Treasury

So far as foreign exchange is concerned, the major part of the debt taken on at the time of the acquisition of Blue Bird was drawn down in US Dollars to provide a balance sheet hedge against the investment in Blue Bird.

As at 30 September 2003, US$104.5m (£62.3m) of the term debt had been drawn down. US$150.0m (£90.3m) drawings were outstanding under the revolving credit facility of US$150m (£90.3m). In addition the Group has unutilised overdraft facilities available which total £20.9m.

A substantial part of the Group's debt is represented by a convertible loan of US$240m (£144.5m) with an interest

rate fixed at 5.5%, which provides to the Group a substantial element of interest rate protection.

Prévost, our North American joint venture, prepares its accounts in Canadian Dollars, but has significant sales and purchases in US Dollars. Forward currency contracts are taken out within Prévost to match anticipated flows of foreign currency.

Group Profit and Loss Account

FOR THE YEAR ENDED 30 SEPTEMBER 2003

	Year ended 30 September 2003				9 months ended 30 September 2002			
	Group £000	**Interest in Joint Ventures £000**	**Interest in Associates £000**	**Total £000**	Group Restated £000	Interest in Joint Ventures £000	Interest in Associates £000	Total Restated £000
Turnover	**313,790**	**106,505**	**96,381**	**516,676**	358,061	120,457	44,250	522,768
Cost of sales	**(290,501)**	**(85,887)**	**(75,389)**	**(451,777)**	(315,848)	(108,533)	(33,526)	(457,907)
Gross Profit	**23,289**	**20,618**	**20,992**	**64,899**	42,213	11,924	10,724	64,861
Other operating expenses (net)	**(57,826)**	**(15,410)**	**(14,720)**	**(87,956)**	(37,046)	(10,409)	(7,311)	(54,766)
Operating (Loss)/Profit								
Continuing operations	**(1,059)**	**7,237**	**9,038**	**15,216**	25,273	4,119	5,101	34,493
Amortisation of goodwill	**(17,257)**	**(1,172)**	**(1,727)**	**(20,156)**	(14,001)	(873)	(1,295)	(16,169)
Exceptional costs	**(16,221)**	**(857)**	**(1,039)**	**(18,117)**	(6,105)	(1,731)	(393)	(8,229)
	(34,537)	**5,208**	**6,272**	**(23,057)**	5,167	1,515	3,413	10,095
Share of operating profit in joint ventures	**5,208**				1,515			
Share of operating profit in associates	**6,272**				3,413			
Total Operating (Loss)/Profit	**(23,057)**				10,095			
Share of profit on disposal of fixed assets in associates	**1,875**				-			
Interest payable (net)	**(13,184)**				(11,106)			
Loss on Ordinary Activities before Taxation	**(34,366)**				(1,011)			
Taxation	**(634)**				(4,587)			
Loss for the Financial Period	**(35,000)**				(5,598)			
Dividends	**(761)**				(5,826)			

Transfer from Reserves	**(35,761)**	(11,424)

(Loss)/Earnings per Share		
Basic	**(46.0)p**	(7.4)p
Adjusted	**1.8p**	21.1p
Diluted	**(29.6)p**	(1.0)p
Adjusted diluted	**7.2p**	20.9p

Balance Sheets

AT 30 SEPTEMBER 2003

	Group 30 Sept 2003 £000	**Interest In Joint Ventures 30 Sept 2003 £000**	**Total 30 Sept 2003 £000**	Group 30 Sept 2002 Restated £000	Interest In Joint Ventures 30 Sept 2002 £000	Total 30 Sept 2002 £000	**Company 30 Sept 2003 £000**	Company 30 Sept 2002 Restated £000
Fixed Assets								
Intangible assets	**295,469**	**17,304**	**312,773**	314,244	16,688	330,932	**-**	-
Tangible assets	**27,819**	**12,854**	**40,673**	26,240	15,589	41,829	**127**	221
Investments	**103,214**	**(31,733)**	**71,481**	101,117	(28,228)	72,889	**572,219**	590,533
	426,502	**(1,575)**	**424,927**	441,601	4,049	445,650	**572,346**	590,754
Current Assets								
Stocks	**85,573**	**30,725**	**116,298**	86,315	35,901	122,216	**-**	-
Debtors	**22,356**	**26,896**	**49,252**	29,244	35,897	65,141	**45,625**	41,468
Cash at bank and in hand	**21,351**	**6,607**	**27,958**	39,991	2,142	42,133	**9,227**	16,567
	129,280	**64,228**	**193,508**	155,550	73,940	229,490	**54,852**	58,035
Creditors								
Amounts falling due within one year	**232,895**	**53,366**	**286,261**	157,838	60,781	218,619	**263,031**	206,424
Net Current (Liabilities)/Assets	**(103,615)**	**10,862**	**(92,753)**	(2,288)	13,159	10,871	**(208,179)**	(148,389)
Total Assets less Current Liabilities	**322,887**	**9,287**	**332,174**	439,313	17,208	456,521	**364,167**	442,365
Creditors: Amounts falling due after more than one year:								
Convertible debt	**144,456**	**-**	**144,456**	152,614	-	152,614	**144,456**	152,614
Other creditors	**5,101**	**647**	**5,748**	64,820	1,110	65,930	**-**	64,820
Provisions for Liabilities and Charges	**27,382**	**8,640**	**36,022**	32,645	16,098	48,743	**-**	-
Net Assets	**145,948**	**-**	**145,948**	189,234	-	189,234	**219,711**	224,931

Capital and Reserves

Called up share capital	**19,038**	19,038	**19,038**	19,038
Share premium account	**118,800**	118,800	**118,800**	118,800
Other reserves	**25,445**	33,111	**51,845**	54,253
Profit and loss account	**(17,335)**	18,285	**30,028**	32,840
Equity Shareholders' Funds	**145,948**	189,234	**219,711**	224,931

Group Statement of Total Recognised Gains and Losses

FOR THE YEAR ENDED 30 SPETEMBER 2003.

	Year ended 30 Sept 2003 £000	9 months ended 30 Sept 2002 Restated £000
Loss for the financial period – Group	**(41,750)**	(5,705)
- Joint Ventures	**1,639**	(1,841)
- Associates	**5,111**	1,948
	(35,000)	(5,598)
Foreign exchange loss on retranslation of investments and goodwill	**(20,396)**	(38,538)
Foreign exchange gain on retranslation of loans	**15,203**	24,917
Tax effect of foreign exchange movements	**(2,152)**	11
Total recognised gains and losses relating to the period	**(42,525)**	(19,208)

Reconciliation of Movements in Equity Shareholders' Funds

FOR THE YEAR ENDED 30 SEPTEMBER 2003.

	Year ended 30 Sept 2003 £000	9 months ended 30 Sept 2002 Restated £000
Loss for the financial period	**(35,000)**	(5,598)
Dividends	**(761)**	(5,826)
Foreign exchange loss on retranslation of investments and goodwill	**(20,396)**	(38,538)
Foreign exchange gain on retranslation of loans	**15,023**	24,917
Tax effect of foreign exchange movements	**(2,152)**	11
Net movement in equity shareholders' funds	**(43,286)**	(25,034)
Equity shareholders' funds at beginning of period	**189,234**	214,268
Equity shareholders' funds at end of period	**145,948**	189,234

Group Cash Flow Statement
FOR THE YEAR ENDED 30 SEPTEMBER 2003.

	Year ended 30 Sept 2003 £000	9 months ended 30 Sept 2002 Restated £000
Net Cash (Outflow)/Inflow from Operating Activities	**(8,516)**	21,400
Dividends and Interest Received from Joint Ventures and Associates	**5,823**	7,374
Returns on Investments and Servicing of Finance	**(14,478)**	(7,744)
Taxation	**1,308**	1,479
Capital Expenditure (net)	**(20,308)**	(14,688)
Equity Dividends Paid	**(6,588)**	(2,589)
Cash (Outflow)/Inflow before Financing	**(42,759)**	5,232
Financing	**15,434**	33,680
(Decrease)/Increase in Cash in the Period	**(27,325)**	38,912

Notes

1. **Loss/Earnings per Share**

Loss per share has been calculated by dividing the loss for the year ended 30 September 2003 of £35,000,000 (Nine months ended 30 September 2002 (restated) - £5,598,000) by 76,153,761 (2002 – 76,153,761) Ordinary shares, being the weighted average number of Ordinary shares in issue during the period.

Adjusted earnings per share, which gives a useful indication of underlying performance, has been calculated by dividing the profit for the year ended 30 September 2003, before amortisation of goodwill and exceptional costs, of £1,382,000 (Nine months ended 30 September 2002 (restated) - £16,072,000) by 76,153,761 (2002 – 76,153,761) Ordinary shares, being the weighted average number of Ordinary shares in issue during the period.

Diluted loss per share has been calculated by dividing the loss for the year ended 30 September 2003, excluding the interest on the convertible loan stock net of tax, of £29,252,351 (Nine months ended 30 September 2002 (restated) – loss of £964,000) by 98,879,633 (2002 – 98, 823,585) Ordinary shares, being the weighted average number of Ordinary shares in issue during the period adjusted for the exercise of outstanding share options and convertible debt.

Adjusted diluted earnings per share has been calculated by dividing the adjusted profit for the year ended 30 September 2003, excluding the interest on the convertible loan stock net of tax, of £7,129,649 (Nine months ended 30 September 2002 (restated) - £20,706,000) by 98,879,633 (2002 – 98,823,585) Ordinary shares, being the weighted average number of Ordinary shares in issue during the period adjusted for the exercise of outstanding share options and convertible debt.

2. The above financial statements do not constitute the company's statutory financial statements. Statutory financial statements for the nine months ended 30 September 2002 have been delivered to the Registrar of Companies. These financial statements contain an unqualified auditors' report which did not contain any statements under section 237 (2) or (3) of the Companies Act 1985. Statutory financial statements for the year ended 30 September 2003 which will contain an unqualified report from the auditors will be posted to shareholders on 5 January 2004 and delivered to the Registrar of Companies.

3. Copies of this statement are available to the public on the Company's web site www.henlys.com and from the Registered Office: Henlys Group plc, 1 Imperial Place, Elstree Way, Borehamwood, Herts. WD6 1JJ.

END